

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 19, 2007

Mr. George G. Shaw
Chief Executive Officer, President and Principal Financial Officer
Energas Resources, Inc.
800 Northeast 63rd Street
Oklahoma City, Oklahoma 73105

> **Re: Energas Resources, Inc.**
> **Forms 10-KSB and 10-KSB/A for Fiscal Year Ended January 31, 2007**
> **Filed June 18, 2007 and June 19, 2007**
> **Form 10-QSB for Fiscal Quarters Ended April 30, 2007 and July 31, 2007**
> **Filed June 19, 2007 and September 14, 2007**
> **File No. 0-33259**

Dear Mr. Shaw:

        We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.   Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended January 31, 2007

Controls and Procedures, page 23

1.   Revise your disclosure to address any changes in internal control over financial reporting that occurred in the most recent fiscal quarter (the fourth quarter in the case of an annual report) that has affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting.

Report of Independent Public Accounting Firm

2.   In an amended filing, provide an audit report with an opinion that refers to the consolidated financial position of the Registrant as of January 31, 2007 in the opinion paragraph.

Consolidated Balance Sheet, page 1

3.   Tell us why the impairment of $682,459 is recorded within accumulated depreciation, depletion and amortization and not been applied against specific oil and gas properties within the proved and unproved properties balances on your balance sheet.

Consolidated Statement of Operations, page 2

4.   The impairment charge to write down oil and gas properties should not be presented as "other expense" below operating loss. Revise the presentation of your statement of operations to include the amount within the operating loss subtotal.

Notes to Consolidated Financial Statements

Note 18 – Stock Based Compensation, page 16

5.   We note the disclosure of your incentive and non-qualified stock option plans and stock bonus plan on page 26. Expand this footnote to provide relevant details about these plans as required by Statement of Financial Accounting Standards (SFAS) 123(R), paragraph 64.

Note 19 – SFAS 69 Supplemental Disclosures (unaudited)

Standardized Measure of Discounted Future Net Cash Flows, page 18

6.   We note the subtotal "future cash flows before income taxes". Please remove this
        line item, as paragraph 30 and Illustration 5 of SFAS 69 do not contain a
        provision for the separate presentation of such line item.

7.   Please provide disclosure of the aggregate change in the standardized measure of
        discounted future net cash flows, as required by paragraph 33 of SFAS 69.

Engineering Comments

Form 10-KSB for year ended January 31, 2007

Description of Business, page 5

Principal Areas of Operation, page 6

8.   You state production rates for your properties as 422 MCF per day in Oklahoma,
        9 barrels per day in Wyoming and 346 MCFE per day in Kentucky. Please amend
        your document to disclose your net production from these properties. If these
        figures are net, please so state and reconcile the differences between them and
        your disclosed historical average rate for 2007 – 291 MCFE per day.

Drilling Activities and Proven Reserves, page Cash Flows, page 10

9.   We note your proved reserve disclosure. Please furnish to us to us the petroleum
        engineering reports – in hard copy and electronic format -you used as the basis for
        your 2007 proved reserve disclosures. These should include:

        •   One-line recaps for each property sorted by field and by present worth within
            each proved reserve category including the dates of first booking and
            estimated first production for your proved undeveloped properties;

        •   Total company summary income forecast schedules for each proved reserve
            category with proved developed segregated into producing and non-producing
            properties;

        •   Individual income forecasts for each property;

        •   Narratives and engineering exhibits (e.g. maps, performance plots, volumetric
            calculations) for each of the two largest wells (net equivalent reserve basis) in

the proved developed and proved undeveloped categories as well as the AFE for each of the two PUD locations.

Please direct these engineering items to:
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-7010
Attn: Ronald M. Winfrey

Notes to Consolidated Financial Statements, page 1

SFAS 69 Supplemental Disclosures (Unaudited), page 18

10.   We note that your unit future production costs from the standardized measure are $1.85/MCFE while your historical costs are $4.23/MCFE as disclosed on page 9 in "Description of Business". Please provide to us a spread sheet reconciliation for the differences between your 2007 historical production costs and those you have projected.

11.   Paragraph 33 of Financial Accounting Standard 69 requires the disclosure of "aggregate change in the standardized measure…" as well as the presentation of individually significant line items. Please amend your document to provide the required disclosure.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 551-3761, or Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

Brad Skinner
Senior Assistant
Chief Accountant